Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Gives Update on Coronavirus Impact, Provides 2020 Guidance, and Pre-announces Preliminary Fourth-Quarter and Full Year 2019 Unaudited Financial Results

Hong Kong, March 17, 2020 -- iClick Interactive Asia Group Limited (“iClick,” the “Company” or “we”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced an update regarding the coronavirus’ impact on its operations, provided 2020 guidance and pre-announced preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Coronavirus Impact

iClick is closely monitoring the impact of the COVID-19 (coronavirus) outbreak. Our top priority is the health and safety of employees, customers and partners worldwide and we endeavour to support their needs.

Currently, certain industry verticals such as the travel and hospitality sectors of our business have been adversely impacted by the coronavirus. However, some other sectors including e-commerce and online-gaming, have shown resiliency as homebound consumers shift more of their purchasing activities online. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

With iClick’s diversified customer base of stable, top-tier brands, and the Chinese government’s highly devoted efforts to contain the spread of the virus, we remain cautiously optimistic for the second half of this year. However, coronavirus outbreaks around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreaks’ impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

2020 Outlook

Based on the information available as of the date of this press release, we expect revenue to be between US$235 million and US$255 million for full year 2020. We also expect an adjusted EBITDA to be between US$5.0 million and US$8.0 million for 2020.

Preliminary Fourth-Quarter and Full Year 2019 Unaudited Financial Results Ending December 31, 2019

We are pleased to report record high gross billing, revenue, gross profit and adjusted EBITDA1 for the fourth quarter and full year of 2019. Here are the details:

Preliminary Fourth Quarter 2019 Results:

Revenue for the fourth quarter of 2019 is expected to be in the range of US$55.5 million to US$59.0 million, up approximately 40% to 49% from US$39.5 million for the same period of 2018. Revenue from marketing solutions is expected to be in the range of US$51.7 million to US$55.7 million for the fourth quarter of 2019, up approximately 31% to 41% from US$39.5 million for the fourth quarter of 2018. Revenue from enterprise solutions is expected to be in the range of US$3.3 million to US$3.8 million for the fourth quarter of 2019.

Gross profit for the fourth quarter of 2019 is expected to be in the range of US$15.5 million to US$17.5 million, up approximately 32% to 49% compared with US$11.8 million for the fourth quarter of 2018.

Adjusted EBITDA1 for the fourth quarter of 2019 is expected to be in the range of US$1.3 million to US$2.3 million, compared with negative US$0.9 million for the fourth quarter of 2018.

Gross billing2 is expected to be in the range of US$210.0 million to US$230.0 million for the fourth quarter of 2019, up approximately 114% to 135% from US$98.1 million for the fourth quarter of 2018.

Preliminary Full Year 2019 Results:

Revenue for 2019 is expected to be in the range of US$198.2 million to US$201.7 million, up approximately 24% to 26% from US$160.0 million in 2018. Revenue from marketing solutions is expected to be in the range of US$187.6 million to US$191.6 million for 2019, up approximately 17% to 20% from US$160.0 million in 2018. Revenue from enterprise solutions is expected to be in the range of US$10.1 million to US$10.6 million in 2019.

Gross profit for 2019 is expected to be in the range of US$55.0 million to US$57.0 million, up approximately 41% to 46% compared with US$39.1 million for 2018.

Adjusted EBITDA1 for 2019 is expected to be in the range of US$3.6 million to US$4.6 million, up approximately 132% to 196% compared with US$1.6 million for 2018.

Gross billing2 is expected to be in the range of US$627.3 million to US$647.3 million for 2019, up approximately 57% to 62% from US$399.7 million in 2018.

The financial results described in this press release are preliminary and unaudited and are subject to change upon completion of the Company's normal review process. As a result, these preliminary financial results are estimates only and could differ materially from the actual results that will be reflected in the Company’s financial statements for the fourth quarter and the year ended December 31, 2019 when they are released.

[1]	For more details on this non-GAAP financial measure, please see the section entitled “Non-GAAP Financial Measures.”
[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit: ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA as a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted EBITDA represents net income (loss) before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense/ (benefit), (v) share-based compensation, (vi) fair value losses/ (gain) on convertible notes, (vii) other losses/ (gains), net, (viii) convertible notes issuance cost, (ix) net loss/ (income) attributable to noncontrolling interests, (x) share of losses/ (income) from an equity investee, (xi) cost related to new business setup or acquisitions, (xii) cost related to filing of Form F-3, and (xiii) non-cash provision, if any. We will disclose more details on the reconciliations of non-GAAP financial measures to comparable U.S. GAAP financial measures when we release the actual results for the fourth quarter and the year ended December 31, 2019.

The Company believes that adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income (loss). The Company believes that adjusted EBITDA provides useful information about the Company’s operating results, enhances the overall understanding of the Company’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the coronavirus outbreak and its potential impact on our business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com